Exhibit 99.2

EQUITY TRANSFER AGREEMENT

This EQUITY TRANSFER AGREEMENT (the “Agreement”) is made and entered into as of January 28, 2022 in Wuxi, Jiangsu Province, People’s Republic of China (For this Agreement only, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region, Taiwan, hereinafter referred to as “China” or “PRC”) by and among:

1. Party A: Wuxi Kingway Technology Co., Ltd. (无锡王道科技有限公司), a company organized and existing under the laws of PRC, with a registered No. of [***] (“Transferee”);

2. Party B: Wuxi Talent Home Technology Co., Ltd. (无锡人才之家科技有限公司), a company incorporated and existing under the laws of PRC, with a registered No. of [***] (“Target Company”);

3. Party C: Yang Xiaofeng (杨晓峰) , a PRC citizen with his identification No. of [***];

4. Party D: Jin Peizhen (靳佩臻) , a PRC citizen with his identification No. of [***];

5. Party E: Xu Jianjun (许建军) , a PRC citizen with his identification No. of [***] (“Guarantor”).

The above parties hereinafter are referred to as “Parties” collectively and as “Party” individually. Party C and Party D hereinafter is collectively referred to as “Transferors”.

WHEREAS:

1. As of the Execution Date hereof, the registered capital of the Target Company is RMB3.45 million. The Transferors hold 100% of the equity of the Target Company in total, wherein Party C and Party D hold 81.32% equity and 18.68% equity of the target company respectively.

2. The Transferors now intend to transfer to Transferee, and Transferee desires to purchase from Transferors 60% of the equity of the Target Company. Wherein, Party C and Party D respectively transfer 43.32% and 16.68% of the equity they hold in the Target Company.

3. As of the Closing Date, Party A will own 60% equity interests of the Target Company.

NOW, according to the related laws and regulations, and in consideration of the premises and mutual covenants herein contained, the Parties agree as follows:

ARTICLE 1 DEFINITION

Unless otherwise provided in this Agreement, the following terms shall have the following meanings：

"This Agreement" refers to this “EQUITY TRANSFER AGREEMENT” and relevant documents jointly signed by all parties on the matters agreed in this “EQUITY TRANSFER AGREEMENT”.

"This Transaction" refers to the Transferor's act of transferring the equity of the Target Company to the Transferee in accordance with the “EQUITY TRANSFER AGREEMENT”.

"Transferred Equity" refers to the equity interest of the Target Company to be transferred by the Transferor in this Transaction.

"Working Day" means a time other than Saturday, Sunday and legal holidays in China.

"Delivery" refers to the completion of the transfer of the subject equity interests agreed upon in accordance with this Agreement.

“Closing” refers to the accomplishment of transfer of equity interests according to this Agreement and other related transaction documents.

"Closing Date" refers to the date agreed in Article 4.2 of this Agreement.

"Contract" means, with respect to an individual, the relevant terms of any commitment issued by the individual, or any oral or written contract, agreement, commitment, understanding, contract, note, bond, loan, certificate, lease, mortgage, trust deed, concession or license to which the individual is a party or which is binding on the individual or any of its properties.

"Laws" means all laws and regulations of the PRC applicable to the Parties and its subsidiaries directly and/or indirectly controlled in any form, as well as the authorization of government authority or any other requirements of government authority.

ARTICLE 2 TRANSFER CONDITION AND PAYMENT

2.1 Subject to the terms of this Agreement, Transferors hereby agrees to sell Transferred Equity to Transferee, and Transferee agrees to purchase from Transferors the Transferred Equity hereunder.

2.2 Subject to the terms of this Agreement, as the consideration for the Transferred Equity, Party A shall (i) pay RMB15 million to the Transferors (“Cash Consideration”), and (ii) cause its affiliate SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED ("EDTK") to issue a total of 791,667 ordinary shares (“Equity Consideration”, with the Cash Consideration, collectively, “Equity Transfer Consideration”) to the Transferors.

For every 12 months of holding the shares to be issued by EDTK (“EDTK Shares”), the sale restriction period for one third of the EDTK Shares will be lifted. The sale restriction periods for the EDTK Shares are 12 months, 24 months and 36 months (hereinafter referred to as the "Sale Restriction Period") from the date when each Transferor or its designated affiliates holds the EDTK Shares. During the Sale Restriction Period, without the written consent of the Transferee, each Transferor or its designated affiliates holding the EDTK Shares may not transfer, sell, exchange, gift or otherwise dispose of the EDTK Shares. If the closing price per share is less than 3 USD on the day when each Sale Restriction Period is lifted, the Transferee shall make up for it in the form of shares. The calculation formula is (number of shares released during the current year's restricted sale period* (3-closing price on the day when the Sale Restriction Period is lifted)/closing price on the day when the Sale Restriction Period is lifted). If the date when the Sale Restriction Period is lifted is a non-trading day, the closing price per share on the previous trading day shall prevail.

2.3 Within fifteen (15) Business Days after the Closing Date, or any other term agreed by all the Parties in writing, Party A shall (i) pay the Cash Consideration to the designated bank account of the Transferors, and (ii) cause EDTK to issue the ordinary shares to the Transferors pursuant to the Clause 4.1 of this Agreement after the fulfillment of the following conditions or within such other period as otherwise agreed by the Parties in writing:

(1)	EDTK has completed the registration, filing or other procedures required by laws, regulations, regulatory authorities and/or stock exchanges in respect of the issuance of the Equity Consideration to the Transferors;

(2)	the Transferors have completed the registration, filing or other procedures required by laws and regulations, regulatory authorities and/or stock exchanges with respect to the obtaining of the Equity Consideration and have provided Party A with the written notice containing the details of their securities account.

2.4 The Parties acknowledge and agree that the Equity Transfer Consideration is the sole amount to be paid by Transferees to the Transferors, and Transferee and any of its Affiliates shall not be responsible for any future or additional payment to the Transferors with respect to the Transferred Equity under this Agreement.

2.5 The Transferors and the Transferee shall bear the tax and other government payment obligations respectively under this Agreement in accordance with relevant laws.

ARTICLE 3 CONDITIONS PRECEDENT

To ensure that this Agreement can be performed smoothly after signing by the Parties, the following conditions shall complete or appear as prerequisites of the equity transfer under this Agreement:

3.1 Each party to this agreement has obtained and completed all necessary authorizations, consents, approvals or other actions required for the foregoing and the performance of this Agreement and other transaction documents；

3.2 Representations and Warranties of Transferors and Guarantor

a. Transferors lawfully own the Transferred Equity under this Agreement, and ensure its will cooperate with the Transferee to deal with necessary equity transfer approval and registration procedure;

b. Transferors have full and unencumbered title to the Transferred Equity, which shall be free and clean of any mortgage, pledge or any other types of encumbrances;

c. Upon execution of this Agreement and as of the completion of the registration of the Transferred with the Registration Authority, there is not and there will not be any suit, action, prosecutions, or any other proceedings that may involve the Transferred Equity or the lawfulness of the Equity Interest Transfer;

3.3 Representations and Warranties of Transferee

a. Transferee is a limited liability company lawfully organized and existing in accordance with the laws and regulations of PRC;

b. Transferee has taken all appropriate and necessary enterprise and legal actions to approve and authorize the execution and performance of this Agreement;

c. Execution and performance of this Agreement will not violate any provision of applicable laws or regulations, or any judgment, award, contract, agreement, or other instrument binding upon it.

ARTICLE 4 CLOSING

4.1 The Transferors shall assist the Transferee to complete the delivery and the registration of Equity Transfer with the local department of the State Administration for Market Regulation as required by applicable PRC laws (“Equity Transfer Registration”) after the signing of this Agreement and all the delivery conditions agreed in this Agreement are fulfilled.

4.2 The date of completion of Equity Transfer Registration shall be the Closing Date, which shall not be later than February 28, 2022 or other date otherwise agreed by the parties in writing. However, if the delivery cannot be completed before the above date due to force majeure, the Parties shall separately agree on the Closing Date.

4.3 On the day when the Equity Transfer Registration is completed, the Transferors shall deliver all the documents including the official seal, financial seal, financial account books, vouchers, and contracts of the target company to the newly established board of directors of the Target Company.

ARTICLE 5 PERFORMANCE COMMITMENT AFTER CLOSING

The Transferors and the Guarantor separately and jointly promise that after the delivery,

5.1 From April 1, 2022 to March 31, 2025, the Target Company's annual operating income (hereinafter referred to as "Operating Income") audited by an accounting firm approved by the Transferee in advance shall meet at least the following standard:

(a) From April 1, 2022 to March 31, 2023, Operating Income shall reach RMB100 million or more;

(b) From April 1, 2023 to March 31, 2024, Operating Income shall reach RMB150 million or more;

(c) From April 1, 2024 to March 31, 2025, Operating Income shall reach RMB200 million or more.

5.2 From April 1, 2022 to May 31, 2024, the Target Company’s annual net profit after deducting non-recurring gains and losses (hereinafter referred to as “Net Profit”), audited by an accounting firm approved by the transferee in advance, shall reach at least RMB4 million. Non-recurring gains and losses mainly include: (a) Non-current asset disposal gains and losses; (b) Government subsidies, occasional tax refunds, reductions and exemptions; (c) Gains and losses arising from contingent events that have nothing to do with the company’s normal business operations; (d) Other non-operating income and spending.

5.3 If the target company's actual performance for any financial year in the next 3 years (2022-2024) do not meet the above commitment standards, the Transferors shall compensate the Transferee for the corresponding EDTK shares as follows:

5.3.1 When the Operating Income of the current year has not fulfilled the commitment amount and the Net Profit has completed the target, the number of EDTK Shares as the compensation of the Transferee shall be: the number of shares corresponding to the equivalent dollars of (the promised operating income of the current year-the actual completed amount of the current year) / 4;

5.3.2 When the Operating Income of the current year has fulfilled the commitment amount and the Net Profit has not completed the target, the number of EDTK Shares as the compensation of the Transferee shall be, the number of shares corresponding to the equivalent dollars of (the committed Net Profit of the year-the actual completed amount after adjustment) *2;

5.3.3 When both the Operating Income and the Net Profit of the current year have not fulfilled the commitment amount, the number of EDTK Shares to be compensated shall be based on the higher of the above two calculation results;

5.3.4 If the Net Profit in the current year is not completed, for every 10% of the non-completed Net Profit, the Operating Income needs to exceed the commitment amount by 10% to be hedged; if the Net Profit in the current year is not completed by 20%, the Operating Income needs to exceed the commitment amount by 20% to be hedged, and so on. No compensation is needed if the Net Profit is not completed for less than 10% of the commitment amount.

5.3.5 The above-mentioned compensated EDTK Shares are converted based on the higher of USD 3 per share or the closing price on the day when each Sale Restriction Period is lifted.

5.3.6 The number of compensated EDTK Shares by the Transferor shall be limited to the number of EDTK shares that are actually held and within the Sale Restriction Period by the Transferor. The Transferee will no longer recover the left part from Transferor.

ARTICLE 6 DEFAULT AND REMEDY

6.1 The Parties shall strictly fulfill their respective obligations under this Agreement. Any Party (for the purpose of this clause the “Breaching Party”) will be deemed to have breached this Agreement if it fails to fulfill, or to fulfill fully and appropriately, its obligations under this Agreement, or if any of its representations and warranties in this Agreement proves to be false, inaccurate or misleading. In the event of such breach, the other Parties (for the purpose of this clause the “Non-Breaching Party”) has the right at their own discretion to take one or more of the following actions for remedy:

a. To suspend performance of its obligations under this Agreement until the breach is remedied by the Breaching Party;

b. If the breach by the Breaching Party has caused the Equity Transfer to be unable to complete, or has materially frustrated the Non-Breaching Party’s commercial purpose in entering into this Agreement and such frustration is irreparable, or if reparable but it has not been rectified by the Breaching Party within a reasonable period of time, then the Non-Breaching Party has the right to unilaterally terminate this Agreement forthwith by issuing to the Breaching Party written notice that should become effective on the date of its issuance;

c. To demand compensation from the Breaching Party for all losses, including the costs and expenses arising from this Agreement.

6.2 The rights and remedies provided in this Agreement shall be cumulative and shall be in addition to and without prejudice to other rights and remedies provided by law.

6.3 The rights and remedies of the Non-Breaching Party provided in this Article should remain effective in the event that this Agreement, or any other provisions of this Agreement, is invalidated or terminated for any reason.

ARTICLE 7 CONFIDENTIALITY OBLIGATIONS

7.1 Except that this agreement has been made public at the time of signing or must be made public according to law or can be made public with the prior written consent of the other party, either party shall not disclose or deliver any confidential documents or technical data of the other party to a third party in any form. However, for the purpose of due diligence, text negotiation and This Transaction, one party may disclose the confidential information to the directors, partners or employees, or professional consultants (such professional consultants and personnel shall also bear the same confidentiality obligations) of its related parties who need to know the confidential information due to the performance of their duties, or disclosure required by any laws, regulations, rules of stock exchanges, judicial or arbitration procedures, binding judgments, orders or requirements of regulatory authorities or other government departments.

7.2 The confidentiality obligations agreed in this article shall remain valid till the confidential information become known to the public.

ARTICLE 8 APPLICABLE LAWS AND SETTLEMENT OF DISPUTES

8.1 Applicable Laws

The establishment, validity, interpretation, signing, execution, performance, amendment and termination of this Agreement shall be governed by and interpreted in accordance with the laws of the PRC.

8.2 Arbitration

Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non- contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Shanghai Arbitration Commission (SAC) under the SAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Shanghai. The number of arbitrators shall be one determined jointly by the parties. The arbitration proceedings shall be conducted in Chinese language.

ARTICLE 9 EFFECTIVENESS AND AMENDMENT

9.1 Effective Date

This agreement come into effect from the date of signature and seal by all parties.

9.2 Amendment.

No amendment to this Agreement shall be effective unless made in writing and signed by each party and approved by the Examination and Approval Authority.

ARTICLE 10 NOTIFICATION

10.1 All requests, notices or mutual notices of the parties involved in this Agreement shall be in writing and can be delivered by personal delivery, posted, express mail, fax, e-mail, etc. the relevant contact information is as following:

Transferor：

Receiver：Yang Xiaofeng

Address：[***]

Tel：[***]

Tax：

Email address：[***]

Transferee：

Receiver：Gao Xiaofeng

Address： [***]

Tel：[***]

Tax:

Email address： [***]

Guarantor:

Receiver：

Address：

Tel：

Tax：

Email address：

10.2 In case of any change of the above address, the changed party shall immediately notify the other party in writing, otherwise it shall not use the change against the other party.

ARTICLE 11 MISCELLANEOUS

11.1 This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, supersedes any prior expression of intent or understanding relating hereto and may only be modified or amended by a written instrument signed by the authorized representatives of the Parties.

11.2 This Agreement is severable in that if any provision hereof is determined to be illegal or unenforceable, the offending provision shall be stricken without affecting the remaining provisions of this Agreement.

11.3 Failure or delay on the part of any Party hereto to exercise any right, power or privilege under this Agreement, or under any other contract or agreement relating hereto, shall not operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege preclude any other future exercise thereof.

11.4 This agreement is made in both Chinese and English. If there is any discrepancy between Chinese and English version, the Chinese version shall prevail.

(The remainder of this page intentionally left blank, only for signatures.)

IN WITNESS WHEREOF, this Agreement has been signed by the Parties at the date shown at the top of this Agreement.

Wuxi Kingway Technology Co., Ltd.（Official seal）

Authorised Representative:

Gao Xiaofeng

Signature:	/s/ Gao Xiaofeng

Wuxi Talent Home Technology Co., Ltd.（Official seal）

Authorised Representative:

Yang Xiaofeng

Signature:	/s/ Yang Xiaofeng

Yang Xiaofeng

Signature:	/s/ Yang Xiaofeng

Jin Peizhen

Signature:	/s/ Jin Peizhen

Xu Jianjun

Signature:	/s/ Xu Jianjun